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                          Scudder New Europe Fund, Inc.

                            Amendment to the By-Laws

      On July 28, 1992, the Board of Directors of the Fund adopted the following resolution amending the By-Laws of the Fund.

            RESOLVED, that pursuant to the provision of Article XI, Section 11.1 of the Fund's By-Laws, Article IV, Section 4.1 shall be amended as to read as follows:

                  Section 4.1 - Organization. The board may designate one or more committees, including an Executive Committee, which shall consist of not less than two Directors. The Chairman of such committees shall be elected by the Board of Directors. Each member of a committee shall be a Director and shall hold office in accordance with the By-Laws of the Fund. The Board of Directors shall have the power at any time to change the members of such committees and to fill vacancies in the committees. The board may delegate to these committees any of its powers, except those which by law may not be delegated to a committee. [MGCL Sec. 2-411]